
PRESIDIO FUNDS

**12/30/2008** **NAV: 9.86** **Day Change: 0.18**

## Presidio Fund: PRSDX

### In The News

**2008 Dividend Distribution Information**

**Morningstar Advisor Interviews Fund Manager Kevin O'Boyle**

*Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-800-595-3166. Please obtain and carefully read the prospectus before investing.*

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# Fund Advisor

KCO Investments, Inc. is the investment adviser of the Fund and has responsibility for the management of the Fund's affairs, under the supervision of the Trust's Board of Trustees. The Fund's investment portfolio is managed on a day-to-day basis by Kevin C. O'Boyle. Kevin C. O'Boyle is the president of the adviser. The Adviser was organized in 2005 and therefore has no previous operating history. The address of the Adviser is 3717 Buchanan Street, Suite 200 San Francisco, California 94123.

Mr. O'Boyle was born in 1964 in San Francisco. His formal education includes an undergraduate degree in Economics received with distinction in 1986 from Stanford University, and a Master's Degree in Business Administration completed at Stanford University in 1993. In 1994, Mr. O'Boyle joined Aster Investment Management as an Equity Research Analyst for the Meridian Growth Fund. In June 1995, he became the Co-Manager for the Meridian Value Fund, and was responsible for the day-to-day management of the fund until the end of 2003. The Fund's Statement of Additional Information provides information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of Fund shares.

# Financial Reports

## Annual Report

**Annual Report - April 30, 2008** (PDF Format) - Click Here

**Annual Report - April 30, 2007** (PDF Format) - Click Here

**Annual Report - April 30, 2006** (PDF Format) - Click Here

## Semi-Annual Report

**Semi-Annual Report - October 31, 2008** (PDF Format) - Click Here

**Semi-Annual Report - October 31, 2007** (PDF Format) - Click Here

**Semi-Annual Report - October 31, 2006** (PDF Format) - Click Here

**Semi-Annual Report - October 31, 2005** (PDF Format) - Click Here

Adobe Acrobat Reader is necessary to view the semi-annual report. If you need to download Acrobat, click here.

*Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-800-595-3166.*

PRESIDIO FUNDS

# Top 10 Holdings

**Top Ten Holdings As Of 10/31/2008 (excluding US Treasuries)**

| Description | Ticker | Percent |
|---|---|---|
| SPDR Gold Trust | GLD | 4.65% |
| Carters, Inc. | CRI | 3.56% |
| Occidental Petroleum Corp. | OXY | 3.08% |
| Advance Auto Parts Inc. | AAP | 2.72% |
| Hillenbrand, Inc. | HI | 2.45% |
| Learning Tree International Inc. | LTRE | 2.41% |
| Healthcare Services Group Inc. | HCSG | 2.38% |
| Broadcom Corp. | BRCM | 2.36% |
| News Corp. CL A | NWS/A | 2.31% |
| Jabil Circuit, Inc. | JBL | 2.19% |

# Sector Weightings

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Fund Essentials
Fund Advisor
Financial Reports
Top 10 Holdings
Sector Weightings
Newsroom
Prospectus/Statement of Additional Information
Application Materials
Fund Policies
Your Account
Contact Us

**as of October 31, 2008**


Net Cash*, 15.39%
Aerospace and Defense, 2.09%
Basic Materials, 16.59%
Financial Services and Insurance, 3.74%
Utilities, 3.81%
Consumer Goods and Services, 14.79%
Retail, 4.15%
Healthcare, 7.61%
Industrial Goods, 12.05%
Business Services, 8.31%
Technology, 11.47%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

| Industry Sectors | Percent of Net Assets |
|---|---|
| Basic Materials | 16.59% |
| Consumer Goods and Services | 14.79% |
| Industrial Goods | 12.05% |
| Technology | 11.47% |
| Business Services | 8.31% |
| Healthcare | 7.61% |
| Retail | 4.15% |
| Utilities | 3.81% |
| Financial Services and Insurance | 3.74% |
| Aerospace and Defense | 2.09% |
| Net Cash | 15.39% |

# Newsroom

**Dividend Distribution Information** - Click Here

**Morningstar Advisor Interviews Fund Manager Kevin O'Boyle,** 11-03-08 - Click Here

**Presidio Fund Celebrates Third Anniversary With Five-Star Morningstar Rating,** 07-08-08 - Click Here

**Value Investor Insight Interviews Fund Manager Kevin O'Boyle,** 11-21-07 - Click Here

*Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-800-595-3166.*

PRESIDIO FUNDS

**Dividend Distribution Information**

**2008 Income and Capital Gain Distributions**

| | |
|---|---|
| Record Date: | December 26, 2008 |
| Ex-Dividend Date / Payable Date: | December 29, 2008 |

No Ordinary Income Distribution

No Short-Term Capital Gains Distribution

Long-Term Capital Gains Distribution of $0.0229 per share

**2007 Income and Capital Gain Distributions**

| | |
|---|---|
| Record Date: | December 26, 2007 |
| Ex-Dividend Date / Payable Date: | December 27, 2007 |

No Ordinary Income Distribution

No Short-Term Capital Gains Distribution

Long-Term Capital Gains Distribution of $0.7134 per share

**2006 Income and Capital Gain Distributions**

No Ordinary Income Distribution

No Short-Term Capital Gains Distribution

No Long-Term Capital Gains Distribution

**2005 Income and Capital Gain Distributions**

No Ordinary Income Distribution

No Short-Term Capital Gains Distribution

No Long-Term Capital Gains Distribution

*Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-800-595-3166.*